Exhibit 99.1

IMRIS Regains Compliance with NASDAQ Listing Requirements

MINNEAPOLIS, MN, Feb. 17, 2015 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) IMRIS Inc. (the "Company" or "IMRIS") today announced that it has regained compliance with listing requirements of the NASDAQ Global Market.

As previously reported, the Company received a letter, dated August 25, 2014, from the NASDAQ Stock Market LLC ("NASDAQ") stating that for the previous 30 consecutive business days the bid price of the Company's common stock closed below the minimum $1.00 per share required for continued listing under NASDAQ Listing Rule 5450(a)(1).

On February 13, 2015, the Company received a letter from NASDAQ stating that since the closing bid price of the Company's common stock had been greater than $1.00 for the last 10 consecutive business days, from January 30 to February 12, they determined that IMRIS was in compliance with Listing Rule 5450(a)(1) and that this matter was now closed.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Jeffery Bartels, Director-Finance, IMRIS Inc., Tel: 763-203-6328, Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 08:01e 17-FEB-15